Exhibit 99.8

Telkom Group annual results for the year ended 31 March 2004

Johannesburg, South Africa – June 7, 2004, Telkom SA Limited (JSE and NYSE: TKG), South Africa’s largest communications group announces audited results for the year ended March 31, 2004.

• Group operating free cash flow growth of 123% to R9,0 billion

• Headline earnings per share growth of 175% to 864 cents

• Group EBITDA margin reaches 40%

• Dividends of 200 cents for the year

“The Telkom Group delivered strong results for the year. Our continual focus on driving greater capital and operational efficiencies combined with good growth from both our fixed-line data business and our mobile segment, has allowed us to deliver headline earnings per share growth of 175%.” Sizwe Nxasana, Chief Executive Officer

Commenting on the Group annual results, Sizwe Nxasana, CEO, said: “The management of the Telkom Group are pleased to report strong results in our first full year as a listed company.

“In our fixed-line business, we expanded operating margins by aggressively defending revenues and systematic streamlining of our operations, while our mobile business continued to deliver robust growth by winning customers in the local market and in other African countries. These achievements underpinned the generation of strong cash flows, allowing the Group to repay debt and invest capital in driving growth and supporting ongoing cost savings.

“This positive momentum, reinforced by a strengthened capital structure and a relatively buoyant economic environment, enabled the Group to meet and exceed its performance targets for the year, and deliver on its core strategic objective of returning value to shareholders.”

Successfully achieved financial targets

The Group has delivered a strong set of financial results demonstrating management’s commitment to meeting targets. Group operating revenue increased 8.8% to R40,795 million driven by the 23.2% increase in mobile revenue, and operating profit increased 39.5% to R9,088 million for the year ended March 31, 2004. EBITDA margins during the same period expanded to 40.0% compared to 34.7% in the prior period primarily as a result of the strict cost discipline in the fixed-line business as well as the release of the Telcordia provision of R356 million and the strengthening in the Rand.

Headline earnings per share grew 175.0% to 863.6 cents per share and basic earnings per share grew 177.5% to 812.0 cents. Strong earnings growth was delivered as a result of a 39.5% increase in operating profit and a 21.4% reduction in finance charges. Included in finance charges are the net losses of R776 million arising from measuring derivatives at fair value and the relative volatility of the currency during the period.

Cash from operating activities increased 42.4% to R13,884 million, which fully covered cash requirements for group capital expenditure of R5,187 million and facilitated the repayment of R6,4374 million in net debt. Net debt decreased 33.8% to R13,362 million. The balance sheet was strengthened with net debt to equity of 60.6% at March 31, 2004, within the announced targeted range of 50% to 70%. A final dividend of 110 cents per share was declared by the board of directors, in addition to the special dividend of 90 cents per share.

A focused strategy to create shareholder value

Good progress was made across the Group for the year ended March 31, 2004, instructed by a focused strategy to create value for shareholders comprising three key imperatives:

• An intense focus on customer growth and retention;

• Driving operational efficiencies and innovation; and

• Sustaining marketplace development.

The fixed-line business posted solid growth in data revenues by driving data adoption in consumer and small and medium business markets, and increasing the penetration of value-added data services among residential and business customers. The competitiveness of this segment was boosted through wide-ranging programmes to reduce costs, improve employee efficiency and entrench a culture of innovation across all operations. All these efforts culminated in considerable improvements in service delivery and an enhanced customer experience.

Robust growth was sustained in the mobile business through strong customer growth in South Africa and other African countries. Vodacom continued to maintain its market leadership and achieved a record level of gross connections. Continued focus on customer care and retention saw contract churn in South Africa falling to its lowest level ever.

The first steps were taken to harness potential synergies between the fixed-line and mobile businesses, both in driving operational efficiencies and in integrated product and service offerings. The businesses entered into joint retail distribution and customer payment collections during the year.

Fixed-line

Telkom continued to make great strides in its strategy of becoming the data service provider of choice, with several new product launches, including VPN Supreme, a dedicated IP service, CyberTradeMall and TelkomInternet powered by Satellite. Data products were aggressively promoted to the consumer and small and medium enterprises markets through targeted campaigns. The strong growth in ISDN of 16.5% to 655,994 and the increased reach to over 20,000 ADSL customers was supported by 44.1% growth in Internet subscribers to 142,208. The number of ADSL-enabled exchanges has almost doubled to 304 during the year covering approximately 61% of exchanges. Telkom recently launched a 24-month ADSL contract bundled with a free modem. Telkom also continued to sell value added data services to corporate and business customers, with 17.3% growth in leased lines, 17.2% growth in managed network sites and overall data revenue growth of 13.5%.

Telkom focused strongly on stemming the loss of fixed-line customers and traffic. Both access lines and traffic remained relatively flat on the prior year through aggressive ISDN marketing, reconnection campaigns and deals with property developers to ensure early connection of new customers. The stimulation of traffic remains a priority and further calling packages were launched supported by extensive fixed-line tariff education. An unwavering focus on improving customer service resulted in the rebranding of TelkomDirect, the repositioning of Telkom branches and the closure of non-viable outlets.

Fixed-line controllable costs, excluding depreciation, amortisation, impairments and write-offs and the release of the Telcordia provision, reduced by R706 million mainly through reductions in materials and maintenance, property management costs and operating leases.  Employee expenses remained relatively flat, with a 0.7% increase primarily due to retrenchment costs. Fixed-line employees, excluding subsidiaries, were reduced by 8.5% through a controlled and socially responsible retrenchment programme, underpinned by re-skilling and other relevant support services. Increased employee productivity was reflected in growth from 137 to 149 lines per employee.

Mobile

Vodacom has seen significant growth in South Africa over the past 10 years, with almost 10 million customers at the end of March 2004. During the year, Vodacom South Africa reached gross connections of five million, the highest level ever. Vodacom also maintained its leadership position, with a 54% (2003: 57%) market share. Vodacom continued to focus on customer care and retention, which saw contract churn at its lowest level ever at 10.1%.

A number of innovative new products and services were introduced during the year, including Call

Sponsor, which enables a contract customer to sponsor up to three prepaid customers, SMS-only roaming for international travel and several MMS and SMS bundled products. Vodacom grew data revenues by 58.9% to over R1.0 billion in revenue (50% share is R0.5 billion).

As part of Vodacom’s strategy to increase margins, they are currently gaining control of their service provider channels. They have taken the first steps towards attaining this goal by purchasing 51% of Smartphone SP (Proprietary) Limited, effective from March 1, 2004. Vodacom South Africa now directly manages 70.6% of its contract customers and 97.8% of its prepaid customers.

Mobile employee productivity in South Africa and other African countries, as measured by customers per employee, increased by 24.0% to 2,434 customers per employee as of March 31, 2004.

Vodacom’s customers in other African countries grew by 93.0% to 1,492,000 (2003: 773,000). Vodacom Congo experienced strong customer growth of 170.2% and Vodacom Tanzania is showing resilience, despite very challenging market conditions. The recent investment in Mozambique is doing well and 58,000 customers were connected in three and a half months since startup in December 2003.

Vodacom’s attempts to enter the Nigerian market have been drawn out, and various equity structures were evaluated to mitigate the risk to shareholders. Unfortunately shareholders could not find an acceptable solution and Vodacom has terminated its management agreement and negotiations with VEE Networks (formerly Econet Wireless Nigeria Limited) effective May 31, 2004. Vodacom will continue its strategy of managed expansion into Africa, only entering markets where the conditions and risks are acceptable to shareholders.

Operational efficiency enhancements gained momentum, with the successful rollout of workforce management by the Operational Support Systems (OSS) organisation. This enabled 4,817 employees’ work to be planned, allocated and monitored electronically through the use of handheld devices. The field force team, which delivers service to customers, achieved significant savings through a reduction of the vehicle fleet of 6.0%, reduced dispatches driven by a reduction in repeat faults, reduced theft and breakage incidents and a 16% reduction in the cost of fixed-line materials and maintenance.

Telkom continued to focus on optimising its property portfolio through the relocation of employees from leased properties to owned properties and improvements in overall space utilisation.

Group performance

Group operating revenue increased 8.8% (2003: 10.0%) to R40,795 million (2003: R37,507 million) in the year ended March 31, 2004. Fixed-line operating revenue, after inter-segmental eliminations, increased 4.6% (2003: 5.9%) primarily due to solid growth in data services and increased subscription and connection tariffs and local and fixed-to-mobile traffic tariffs. Mobile operating revenue, after inter-segmental eliminations, increased 23.2% (2003: 27.5%) primarily due to customer growth.

Group operating expenses increased 1.9% (2003: 4.0%) to R31,805 million (2003: R31,226 million) in the year ended March 31, 2004 primarily due to increased operating expenses in the mobile segment. This was partially offset by a 3.5% decrease (2003: 0.7%) in the fixed-line operating expenses (before inter-segmental eliminations) primarily due to reduced payments to operators, selling, general and administrative expenses, services rendered and operating leases, partially offset by an increase in depreciation, amortisation and impairment and write-off of assets. Fixed-line selling, general and administrative costs (before inter-segmental eliminations) decreased by 15.1% mainly due to the reversal of the Telcordia provision. The increase in mobile operating expenses of 17.9% (2003: 23.6%) (before inter-segmental eliminations) was primarily due to increased competition resulting in increased incentive costs and expenses to support customer growth. Mobile payments to other operators increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks relative to traffic terminating on the lower cost fixed-line network.

Investment income consists mainly of interest received on trade receivables, short-term investments and bank accounts. Investment income increased 13.0% (2003: 17.2% decrease) to R479 million (2003: R424 million) largely as a result of higher interest received due to higher average balances held in investment and bank accounts.

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 21.4% (2003: 62.9% increase) to R3,264 million (2003: R4,154 million) due to a 13.3% decrease (2003: 9.9%) in interest expense to R2,488 million (2003: R2,869 million) and a 39.6% decrease (2003: 302.4%) in group net fair value and exchange losses on financial instruments of R776 million (2003: R1,285 million). The decrease in interest expense was primarily due to lower balances on local loans.

Consolidated tax expenses increased 63.1% (2003: 20.2%) to R1,711 million (2003: R1,049 million) in the year ended March 31, 2004. The consolidated effective tax rate for the year ended March 31, 2004 was 27.2% (2003: 37.7%). Telkom Company’s effective tax rate was 15.6% (2003: 34.7%). The lower effective tax rate for Telkom Company in the year ended March 31, 2004 was primarily due to dividends received from Vodacom and the raising of a deferred tax asset on the unutilised STC credits. Vodacom’s effective tax rate was 36.1% (2003: 34.0%). The higher effective tax rate for Vodacom is as a result of the Secondary Taxation on Companies payable on the dividends declared by Vodacom.

Net profit increased 177.5% (2003: 33.5%) to R4,523 million (2003: R1,630 million) in the year ended March 31, 2004.

Group capital expenditure decreased 7.1% (2003: 36.6% decrease) to R5,307 million (2003: R5,712 million) and represents 13.0% of group revenue (2003: 15.2%) in line with the Group’s announced guidance of maintaining capital expenditure in the range of 12% to 15% of group revenues.

Cash flows from operating activities increased 42.4% (2003: 19.3%) to R13,884 million (2003: R9,748 million) primarily due to increased operational cash flows and decreased finance charges. Cash flows utilised in investing activities decreased 5.4% (2003: 38.0%) to R5,423 million (2003: R5,731 million) primarily due to a reduction in capital expenditure partially offset by Vodacom’s investment in Mozambique and the repurchase of Telkom’s shares.

Solid operating performance across the Group combined with strict cost discipline has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 33.8% to R13,362 million (2003: R20,171 million). The balance sheet at March 31, 2004 strengthened, resulting in a net debt to equity ratio of 60.6% from 109.9% at March 31, 2003.

The Group intends to maintain a targeted net debt to equity range of between 50% – 70% whilst increasing distributions to shareholders in the form of dividends and share buy-backs while maintaining a strategic level of cash for potential corporate action.

Interest bearing debt (including credit facilities utilised) decreased 23.6% to R17,176 million (2003: R22,492 million) in the year ended March 31, 2004. In the year ended March 31, 2004, loans repaid and the increase in net financial assets exceeded loans raised by R6,374 million. The Group’s repayments in the year ended March 31, 2004 included a repayment of R4,311 million of the Telkom TL03 local bond.

Telkom remains committed to maintaining its investment grade credit ratings and both S&P and Moody’s ratings were unchanged at BBB- and Baa3, respectively. In May 2004, Moody’s issued a release stating that they had placed Telkom under review for a possible upgrade in rating.

The macro environment remained relatively stable over the year

GDP growth during 2003 was 1.9%. The outlook for GDP growth is fairly positive with domestic expenditure remaining buoyant, resulting in more income becoming available for discretionary telecommunication spend.

The relatively low interest rates of 11.5% at March 31, 2004 have been positive for telecommunications spend, particularly among small and medium sized businesses. Telkom expects to benefit from the future refinancing of debt at lower interest rates from the higher fixed rates currently being paid.

Telkom’s annual tariffs are set in January each year based on annual inflation increases in September. In 2003, the Statistics South Africa error in the calculation of inflation and the subsequent downward revision of 1.3% was unfortunate as Telkom had concluded its three-year agreement with the unions based on higher future inflation expectations.

The appreciation of the Rand has been positive for Telkom as a significant portion of capital and operating expenditure is denominated in foreign currency. The value of the Rand as measured against the Dollar has appreciated 26.4% in the year ended March 2004 to an average of R7.17 per US$1.00 from R9.74 per US$1.00 in the prior year. While this appreciation negatively impacted Telkom’s international interconnection revenues and the translation of Vodacom’s revenues from international operations, it resulted in savings in foreign denominated operating and capital expenditure and contributed to the improvement in operating margins. Although the strong Rand positively contributed to operating profit, it negatively impacted net reported earnings as a result of the R776 million loss on the net fair value and exchange losses on financial instruments.

The regulatory environment

On July 15, 2003, the Department of Communications announced their plans to introduce a Convergence Bill that will provide a licensing and regulatory framework for a converged telecommunications, broadcasting and information technology industry. This will supplement or replace current sector-specific legislation. No formal timeline for the tabling in Parliament of the new legislation has been communicated, but Government will continue to interact with the industry in its development.

On November 4, 2003, the Minister of Communications announced her intention to licence the Second National Operator (SNO). However, the process of licencing is still under way and to date the SNO licence has not been awarded. In June, 2004 the Minister approved four applicants for the under serviced area licencees.

On November 14, 2003, Telkom filed its fixed-line average tariff adjustments of 2.7% effective from January 2004 with the ICASA. On December 10, 2003, a revised filing was submitted to the Independents Communications authority of South Africa ICASA with an average tariff adjustment of 2.2% to take account of Vodacom reducing their fixed-to-mobile tariff.

In terms of the competitive enabling regulations surrounding carrier pre-selection, a two-phased approach has been adopted. This will initially entail a call-by-call carrier selection, which has already been built into Telkom’s exchanges, followed by full carrier pre-selection.

In the year ahead the following key regulatory developments are expected:

•                  The Group’s regulatory accounts, known as the COA/CAM, the Chart of Account and Cost Allocation Manual, will be presented on a historic cost basis this year and on a current cost/Long Run Incremental Cost (LRIC) basis next year;

•                  The regulator is expected to review price tariffs in terms of the composition of the basket of services and the application of the price control formula, which currently caps overall price increases on a basket of services at CPI minus 1.5%; and

•                  The regulations on interconnection are fairly stable and little new developments are expected over the next year. However, the refinement of interconnection guidelines will evolve as Telkom negotiates with new licencees.

Black Economic Empowerment (BEE)

BEE fits logically into the drive for sustainability for all South African companies. It is crucial for the creation of a sustainable marketplace by enlarging the domestic market and a broad-based black middle class to support ongoing revenue and profit growth. BEE is therefore a crucial growth imperative for Telkom.

Telkom was recently recognised as the most empowered company in South Africa by the Financial Mail/Empowerdex survey of 200 listed companies. This award demonstrated the Group’s achievements in advancing broad-based BEE across all its pillars.

BEE procurement forms the cornerstone of Telkom’s strategy as an area with the most impact. The Group’s BEE procurement programme is primarily based on leveraging its buying power and profile to empower small and medium businesses. Telkom directed R5 billion in the 2004 financial year to BEE suppliers. The Group has also made strong progress in employment equity, training and development and social investment.

Telkom and Vodacom have been actively involved in the development of the BEE Charter for the ICT sector. The third working draft was released in May 2004 with finalisation expected in June 2004.

Both Telkom and Vodacom have created meaningful value for BEE shareholders. Over 100,000 South African retail investors subscribed during Telkom’s Initial Public Offering (IPO), specifically targeted at historically disadvantaged individuals. In its first year as a listed company, the estimated value created for retail shareholders amounted to about R560 million. Vodacom has realised significant value for its previous BEE shareholder, HCI. In October 1996, a 5% stake was sold to HCI for R118 million. Six years later, the BEE company sold their stake for R1.5 billion, making it one of the most successful BEE deals ever done in South Africa.

Corporate governance

There were a number of developments in corporate governance in both the Group’s domiciles, with the JSE Securities Exchange, South Africa (JSE) and New York Stock Exchange, Inc. (NYSE) adopting more stringent listing requirements. In addition, the Sarbanes-Oxley Act in the USA together with the local King II Report has set a rigorous corporate governance framework that the Group is working hard to comply with.

Dividends

The Telkom board of directors approved a final dividend of R613 million or 110 cents per share on June 3, 2004. A special dividend of R501 million or 90 cents per share was paid on December 29, 2003, making the total dividend for 2004 R1,114 million.

The Board aims to pay a progressively increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, the group’s debt level, interest coverage and future growth expectations, including internal cash flows. For future years the company only expects to pay an annual dividend.

The year ahead

Over the past year, the Group has demonstrated its ability to maintain its leadership position, balance its commitments as an active and responsible corporate citizen, and continues to deliver healthy returns to shareholders.

The Group will seek to continue optimising its capital structure to support the appropriate allocation of cash to ongoing cost saving initiatives and pursuing new growth opportunities, while returning dividends to shareholders. The balance sheet now allows greater financial flexibility to participate in future corporate action.

Although the Group will continue to look inward to extract further operating efficiencies, the focus will increasingly shift outward to seek new growth opportunities in selected new market areas, such as data, and exploiting synergies between fixed-line and mobile. Additionally, both businesses will seek to pursue considered African expansion.

NE Mtshotshisa	SE Nxasana
Non-executive chairman	Chief executive officer
June 7, 2004

Operational data

For the year ended March 31,	2003	2004	% change
Fixed-line data
Fixed access lines (thousands)	4,844	4,821	(0.5)
Postpaid – PSTN	3,285	3,134	(4.6)
Postpaid – ISDN channels	563	656	16.5
Prepaid	817	856	4.8
Payphones	179	175	(2.2)
Fixed-line penetration rate (%)	10.7	10.4	(2.8)
Revenue per fixed access line (ZAR)	4,987	5,169	3.6
Total fixed-line traffic (millions of minutes)	32,868	32,942	0.2
Local	20,396	20,547	0.7
Long distance	4,728	4,616	(2.4)
Fixed-to-mobile	4,135	3,980	(3.7)
International outgoing	439	427	(2.7)
Interconnection	3,170	3,347	5.6
Mobile interconnection	2,099	2,159	2.9
International interconnection	1,071	1,188	10.9
International call centre	—	25	—
ADSL (thousands)	3	20	661.5
Managed data network sites	7,729	9,061	17.2
Internet customers	98,690	142,208	44.1
Fixed-line employees (excluding subsidiaries)	35,361	32,358	(8.5)
Fixed-line employees (including subsidiaries)	35,942	32,934	(8.4)
Fixed lines per fixed-line employee	137	149	8.8
Mobile data(1)
Total customers (thousands)	8,647	11,217	29.7
South Africa
Mobile customers (thousands)	7,874	9,725	23.5
Contract	1,181	1,420	20.2
Prepaid	6,664	8,282	24.3
Community services telephones	29	23	(20.7)
Mobile churn (%)	30.4	36.6	20.4
Contract	11.9	10.1	(15.1)
Prepaid	34.0	41.3	21.5
Mobile market share (%)	57	54	(5.3)
Mobile penetration (%)	30.2	39.2	29.8
Total mobile traffic (millions of minutes)	10,486	12,297	17.3
Mobile ARPU (ZAR)	183	177	(3.3)
Contract	629	634	0.8
Prepaid	90	90	—
Community services	1,861	2,155	15.8
Mobile employees	3,904	3,848	(1.4)
Mobile customers per mobile employee	2,017	2,527	25.3
Other African countries
Mobile customers (thousands)	773	1,492	93.0
Mobile employees	502	761	51.6
Mobile customers per mobile employee	1,540	1,961	27.3

(1) 100% of Vodacom. Telkom consolidates 50%.

Summarised consolidated income statements

		Audited	Audited
for the years ended March 31,	Notes	2003	2004
		Rm	Rm
Operating revenue	4	37,507	40,795
Other income		233	98
Operating expenses		31,226	31,805
Employee expenses		7,208	7,408
Payments to other operators		6,092	5,985
Selling, general and administrative expenses		7,682	7,971
Services rendered		2,622	2,269
Operating leases		1,124	923
Depreciation, amortisation, impairment and write-offs		6,498	7,249
Operating profit		6,514	9,088
Investment income		424	479
Profit before finance charges		6,938	9,567
Finance charges	5	4,154	3,264
Interest		2,869	2,488
Foreign exchange and fair value effect		1,285	776
Profit before tax		2,784	6,303
Taxation		1,049	1,711
Profit after tax		1,735	4,592
Minority interests		105	69
Net profit for the year		1,630	4,523
Basic and diluted earnings per share (cents)	8	292.6	812.0
Headline earnings per share (cents)	8	314.0	863.6
Dividend per share (cents)	8	—	90.0

Summarised consolidated balance sheets

		Audited	Audited
at March 31,	Notes	2003	2004
		Rm	Rm
Assets
Non-current assets		43,308	41,923
Property, plant and equipment		41,046	39,024
Investment properties		—	32
Intangible assets		364	580
Investments		1,161	1,567
Deferred taxation		737	720
Current assets		9,921	11,061
Other financial assets		1,771	1,089
Income tax receivable		276	—
Short term investments		26	168
Inventories		621	520
Trade and other receivables		6,110	6,066
Cash and cash equivalents	10	1,117	3,218
Total assets		53,229	52,984
Equity and liabilities
Capital and reserves		18,348	22,058
Share capital and premium	11	8,293	8,293
Treasury shares	11	—	(238)
Non-distributable reserves		(11)	104
Retained earnings		10,066	13,899
Minority interests		194	200
Non-current liabilities		20,490	16,283
Interest bearing debt	12	17,453	12,703
Deferred taxation		497	1,142
Provisions		2,540	2,438
Current liabilities		14,197	14,443
Credit facilities utilised	10	280	422
Trade and other payables		5,229	6,007
Shareholders for dividend		—	7
Deferred income		1,030	1,345
Current portion of interest bearing debt	12	4,759	4,051
Current portion of provisions		2,155	1,658
Income tax payable		177	460
Other financial liabilities		567	493
Total equity and liabilities		53,229	52,984

Summarised consolidated cash flow statements

		Audited	Audited
for the years ended March 31, 2004	Notes	2003	2004
		Rm	Rm
Operating activities		9,748	13,884
Cash receipts from customers		37,494	40,520
Cash paid to suppliers and employees		(25,431)	(24,750)
Cash generated from operations		12,063	15,770
Interest received		384	479
Finance charges paid		(2,776)	(1,255)
Dividend paid		(25)	(548)
Taxation refunded/(paid)		102	(562)
Investing activities		(5,731)	(5,423)
Proceeds on disposal of property, plant and equipment		21	52
Proceeds on disposal of investment		172	29
Proceeds on disposal of subsidiaries and joint ventures		16	—
Additions to property, plant and equipment		(5,671)	(5,187)
Intangible assets acquired		—	(61)
Additions to other investments		(269)	(331)
Acquisition of subsidiaries		—	75
Financing activities		(3,026)	(6,481)
Listing costs		(154)	—
Purchase of treasury shares		—	(102)
Loans raised		9,117	1,732
Loans repaid		(11,526)	(7,428)
Finance lease capital repaid		—	(5)
Finance lease capital raised		5	—
Increase in net financial assets		(468)	(678)
Net increase in cash and cash equivalents		991	1,980
Net cash and cash equivalents at beginning of the year		(98)	837
Effect of foreign exchange rate differences		(56)	(21)
Net cash and cash equivalents at end of the year	10	837	2,796

Summarised consolidated statement of changes in equity

	Audited	Audited
for the years ended March 31,	2003	2004
Balance at April 1	16,832	18,348
Net profit for the year	1,630	4,523
Fair value adjustments on investments	(37)	9
Foreign currency reserves net of tax	(121)	(83)
Share issue expenses reversed	44	—
Treasury shares	—	(238)
Dividend declared	—	(501)
Balance at March 31	18,348	22,058

Notes to the summarised consolidated financial statements for the year ended March 31, 2004

1. Basis of preparation

The Group has prepared summarised consolidated financial statements in conformity with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice in compliance with IAS34 and AC127 – Interim Financial Reporting respectively. The accounting policies applied in the preparation of the preliminary results for the year ended March 31, 2004 are consistent with those applied in the annual financial statements for the year ended March 31, 2003.

The preparation of summarised consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results may differ from those estimates.

2. Comparatives

Certain comparative figures have been reclassified in accordance with current period classifications and presentation. These reclassifications have no effect on prior year net profit. The current period classifications more closely resemble the nature of transactions within the Group’s operating structure.

The principle reclassifications were to reflect certain other benefits as part of salaries and wages, to show certain payments to other operators net of revenue and to reflect impairments and write-offs as part of the depreciation charge.

3. Restatement

Vodacom restated its balance sheet disclosure for the 2003 financial year to reflect its net zero investment in the Vodacom Congo (RDC) s.p.r.l’s preference shares at its gross value in investments and interest bearing debt as the Group does not have a legal right of set-off for these amounts. This restatement does not impact the Group’s results or cash flow information for the 2003 year.

		2003	2004
		Rm	Rm
4.	Operating revenue	37,507	40,795
	Fixed-line	29,106	30,443
	Mobile	8,401	10,352
	Fixed-line	29,106	30,443
	Subscriptions, connections and other usage	4,595	5,024
	Traffic	18,001	18,313
	Domestic (local and long distance)	9,178	9,680
	Fixed-to-mobile	7,539	7,321
	International (outgoing)	1,284	1,312
	Interconnection	1,587	1,441
	Data	4,183	4,787
	Directories and other	740	878

5.	Finance charges	4,154	3,264
	Interest	2,869	2,488
	Local debt	2,642	2,253
	Foreign debt	375	303
	Less: Finance costs capitalised	(148)	(68)

	Foreign exchange gains and losses and fair value adjustments	1,285	776
	Foreign exchange losses/(gains)	(761)	(368)
	Fair value adjustments on derivative instruments	2,046	1,144

6.	Restructuring costs	244	302
	Telkom has continued to incur restructuring costs as a result of a plan to reduce the workforce. 1,633 employees were affected (2003: 2,124)

7.	Impairment and write-offs of property, plant and equipment	189	350
	During the period, the Group raised an impairment provision of R149 million on an earth station. The asset was developed to route traffic between the Public

Switch Telecommunications Network (“PSTN”) and the Satellite Access Node (“SAN”) of a satellite company. The satellite company has not met its current outstanding financial obligations to Telkom and management is of the opinion that no future payments will be received. Management has assessed the asset and it appears unlikely that there will be future economic benefits flowing to the Group to recover the carrying value.

In addition the Group has written off decommissioned and obsolete equipment.

8.	Earnings per share
	Basic and diluted earnings per share

The calculation of earnings per share is based on net profit for the year (earnings) of R4,523 million (2003: R1,630 million) and weighted number of ordinary shares in issue of 556,994,962 (2003: 557,031,819).

	Headline earnings per share

The calculation of headline earnings per share is based on headline earnings of R4,810 million (2003: R1,749 million) and 556,994,962 (2003: 557,031,819) weighted average number of ordinary shares issued.

	Reconciliation between earnings and headline earnings:
	Earnings as reported	1,630	4,523
	Adjustments:
	Profit on disposal of investment	(89)	(25)
	Profit on sale of property, plant and equipment	(15)	(19)
	Property, plant and equipment impairment and write-offs	189	350
	Goodwill amortisation	73	73
	Goodwill impairment	16	—
	Tax and outside shareholder effects	(55)	(92)
	Headline earnings	1,749	4,810
	Basic and diluted earnings per share (cents)	292.6	812.0
	Headline earnings per share (cents)	314.0	863.6

The disclosure of headline earnings is a requirement of the JSE Securities Exchange of South Africa and is not a recognised measure under US GAAP.

	Dividend per share (cents)	—	90.0

9.	Net asset value per share (cents)	3,293.7	3,982.7

The calculation of net asset value per share is based on net assets of R22,058 million at March 31, 2004 (2003: R18,348 million) and 553,846,083 (2003: 557,031,819) issued shares.

10.	Net cash and cash equivalents	837	2,796
	Cash and bank balances	916	1,219
	Short-term deposits	201	1,999
	Cash shown as current assets	1,117	3,218
	Credit facilities utilised	(280)	(422)
	Unutilised banking facilities (Rbn)	3.0	3.0
	The borrowing powers of the directors are unlimited.

11.	Share capital	8,293	8,293
	Issued and fully paid
	557,031,817 (2003: 557,031,817) ordinary shares of R10 each
	1 (2003: 1) Class A ordinary share of R10
	1 (2003: 1) Class B ordinary share of R10
	Treasury shares	—	(238)
	3,185,736 ordinary shares in Telkom are currently held by its subsidiary Rossal No 65 (Proprietary) Limited, at a fair value of R251 million

12.	Interest-bearing debt	22,212	16,754
	Current portion of interest-bearing debt	4,759	4,051
	Local debt	4,527	3,628
	Foreign debt	225	408
	Finance leases	7	15
	Long-term portion of interest-bearing debt	17,453	12,703
	Local debt	11,473	7,355
	Foreign debt	4,873	4,166
	Finance leases	1,107	1,182

13.	Additions to property, plant and equipment	5,712	5,307
	Land and buildings	60	123
	Network equipment	2,479	1,524
	Furniture and office equipment	22	10
	Support equipment	341	140
	Data processing equipment	354	491
	Under construction	2,416	2,968
	Other	40	51

14.

Purchase of subsidiaries
On March 1, 2004 a 51% interest in the equity of Smartphone SP (Proprietary) Limited was acquired for a purchase price of R117 million, (Telkom’s 50% share) of which R116 million was paid on April 7, 2004.

		2003	2004
		Rm	Rm
15.	Commitments
	Capital commitments authorised	6,974	7,151
	Fixed-line	4,977	4,566
	Mobile	1,997	2,585
	Commitments against authorised capital expenditure	435	439
	Fixed-line	104	88
	Mobile	331	351
	Authorised capital expenditure not yet contracted	6,539	6,712
	Fixed-line	4,873	4,478
	Mobile	1,666	2,234

Management expects these commitments to be financed from internally generated cash and other borrowings.

Capital commitments of the mobile segment was restated for the years ending March 31, 2003 to include capital expenditure approved by the Board of Directors for the next financial year.

16. Contingencies

Third parties

Sundry disputes with third parties that are not individually significant and that Telkom does not intend to settle amount to R70 million (2003: R161 million).

Guarantee of employee housing loans

Telkom guarantees a certain portion of employees’ housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made over to the employee. The maximum amount of the guarantee in the event of the default is R144 million (2003: R192 million).

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the company wrote off R119 million of this investment. Following an assessment of the viability of the project the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130 million plus interest at a rate of 15.50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. On November 5, 2002, Telkom brought an application to the High Court in South Africa to review and set aside the partial award. The hearing of the review application commenced on August 11, 2003. Judgement in Telkom’s favour was handed down on November 27, 2003. Telcordia, however, brought an application for leave to appeal on April 28, 29 and 30, 2004. On May 3, 2004, the High Court dismissed the application by Telcordia and ordered Telcordia to pay the legal costs of Telkom including the cost of two council. Telcordia also petitioned the United States District Court for the district of Columbia to confirm the partial ruling which petition Telkom has successfully resisted. Telcordia, however, has since filed a notice to appeal against the decision of the District Court of Columbia, which appeal was heard on April 1, 2004. The court dismissed the appeal by Telcordia on April 9, 2004. The dispute between Telkom and Telcordia and the amount of Telkom’s liability are not expected to be finalised until late 2004 or early 2005. As Telkom no longer believes it has a probable obligation, it has provided US$Nil (March 31, 2003: US$44 million) for its estimate of liabilities, which include interest and legal fees.

Competition Commission

The South African Value Added Network Services Association (“SAVA”), an association of value added network service (“VANS”) providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. Certain of the complaints have been referred to the Competition Tribunal by the Competition Commission for adjudication. The complaints deal with Telkom’s alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, alleged refusal to lease access facilities to VANS providers, alleged discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers.

A maximum administrative penalty of up to 10% to be calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty.

Telkom has brought an application in the High Court in respect of the Competition Tribunal’s jurisdiction to adjudicate this matter, on the basis that:

• the Competition Tribunal should not decide on the nature of Telkom’s rights as contained in the Telecommunication’s Act, 1996 (as amended) as well as Telkom’s various licences; and

• several of the complaints are already the subject of matters still pending at the Independent Communications Authority of South Africa (“ICASA”). Telkom argues that it is for the sectoral regulator, ICASA, to decide on the rights and obligations given to Telkom in terms of the Telecommunication’s Act and its PSTS licence.

Telkom is confident that it has not committed a prohibited practice as set out in the provisions of the Competition Act as authorised by its PSTS licence. We do not expect the Competition Tribunal to adjudicate on this matter within the next two years.

Vodacom Congo (R.D.C.) s.p.r.l.

The Group exposure is 50% of the following items:

Vodacom, in terms of the shareholders’ agreement, is ultimately responsible for the funding of the operations of Vodacom Congo. Currently Vodacom Congo is incurring losses which are expected to continue in the short term. The 49% portion attributable to the other joint venture partner in respect of the liabilities and losses as at March 31, 2004 and 2003 were as follows:

		2003	2004
		Rm	Rm
	Losses	(200)	(15)
	Total liabilities	(816)	(1,133)
	Total assets	658	1,012
17.	Segment information
	The inter-company transactions are reflected as net and are thus eliminated against segment results.
	Business segment
	Consolidated revenue	37,507	40,795
	Fixed line	29,542	30,906
	Mobile	9,890	11,739
	Elimination	(1,925)	(1,850)
	Consolidated operating profit	6,514	9,088
	Fixed line	4,348	6,471
	Mobile	2,166	2,617
	Consolidated finance charges	4,154	3,264
	Fixed line	3,758	2,991
	Mobile	438	284

Elimination	(42)	(11)
Consolidated assets (excluding investments, other financial assets and taxation assets)	49,995	50,160
Fixed line	42,332	41,441
Mobile	8,254	9,761
Elimination	(591)	(1,042)
Interest bearing debt	22,212	16,754
Fixed line	21,128	15,724
Mobile	1,544	1,030
Elimination	(460)	—
Capital expenditure for property, plant and equipment	5,712	5,307
Fixed line	4,013	3,862
Mobile	1,699	1,445
Depreciation and amortisation	6,293	6,899
Fixed line	5,105	5,633
Mobile	1,188	1,266

18. Related parties

Related party relationships exist within the Group. During the year all transactions were concluded at arm’s length. Details of material transactions and balances with related parties are as follows:

With joint venture
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivable	35	42
Trade payable	(253)	(250)
Related party transactions
Income	(435)	(463)
Expenses	1,489	1,387
Audit fees – IPO related fees	14	3
IPO costs	25	—
Interest received	(42)	(11)
With shareholders
Thintana Communications LLC
Management fees	273	154
Government
Revenue	1,606	1,866
Trade receivable	193	189
Employees
Other receivables	126	114

Further related party disclosures are contained in the annual financial statements.

19. Telkom Employee Conditional Share Plan

Telkom shareholders approved the Telkom Employee Conditional Share Plan at the January 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at a Rnil exercise price, at the end of the vesting period.

The Telkom Board approved the first growth of 3.2 million shares before year-end. The allocation to employees however did not take place in the current year.

20. Subsequent events

Smartphone SP (Proprietary) Limited

Smartphone SP (Proprietary) Limited offered to purchase an 85.75% equity stake in Smartcom (Proprietary) Limited for R77.2 million. All suspensive conditions contained in the sale of shares agreement were met on April 16, 2004.

Dividends

The Telkom board has approved a dividend on June 3, 2004 amounting to 110 cents per share.

Other matters

Effective April 1, 2004 Vodacom International Limited (“VIL”) entered into a five-year management agreement with VEE Networks Limited (“VEE”), (formerly Econet Wireless Nigeria Limited), subject to rights of termination in favour of each of the parties. In terms of the agreement, VIL would have manage VEE’s cellular network operations in Nigeria for a fee which is based on VEE’s turnover. VEE would have been allowed to use the Vodacom logo and brand name. VIL also had the intention to acquire an equity stake in the business of VEE.

However, on May 31, 2004, VIL and VEE mutually agreed to terminate the management agreement entered into on April 1, 2004. VIL will continue to provide technical support to VEE for a period of up to six months. VIL has also decided not to pursue an equity stake in the business of VEE.

The Group is further also a defendant in certain legal proceedings related to its activities in Nigeria. The outcome or extent of any claims against the Group, should the Group not be successful in defending these claims, is unknown.

The directors are not aware of any other matter or circumstance since the financial year end and the data of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

21.                               Negative working capital

For the financial years ended March 31, 2004 and 2003 the Group’s current liabilities are greater than current assets. Current liabilities will be financed from operating cash flows, new borrowings and existing credit facilities.

Audit report

The comprehensive audited annual financial statements, from which the summarised results have been derived, have been audited by the joint auditors Ernst & Young and KPMG. Their unqualified opinions on the comprehensive annual financial statements and the summarised financial statements contained herein are available for inspection at the Company’s registered office.

Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item 3 of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

www.telkom.co.za

Contact information

Company registered office

Telkom SA Limited 1991/005476/06

Telkom Towers North, 152 Proes Street

Pretoria, 0002, South Africa

Private Bag X881, Pretoria, 0001

Sponsor

UBS Securities South Africa (Proprietary) Limited

Board of Directors

NE Mtshotshisa (Chairman)

SE Nxasana (CEO)

SM McKenzie (COO)*

CK Tan (CSO)#, JP Klug*

Tan Sri Dato’Ir Md Radzi Mansor#

RP Menell, MP Moyo, TA Sekano, CL Valkin,

TG Vilakazi, VV Mashale (Company Secretary)

* American  # Malaysian